Exhibit (d)(13)

Exhibit A

(Effective as of March 1, 2023)

Name of Fund	Expense Reduction Amount (% of average net assets)	Original Effective Date	Amended Expense Reduction Term
Amplify Seymour Cannabis ETF	1	March 1, 2020	March 1, 2024

1	Such amount that limits the Expense Ratio to not more than 0.75% of the daily net assets of the Fund.